INTER-ATLANTIC FINANCIAL, INC.
400 Madison Avenue
New York, NY 10017
(212) 581-2000

October 1, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Inter-Atlantic Financial, Inc. (the “Registrant”)
     Registration Statement on Form S-1, as amended
     SEC File No. 333-140690

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 P.M. on Tuesday, October 2, or as soon as thereafter practicable.

     Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew Lerner Andrew Lerner Chief Executive Officer

cc: William Haddad, Esq

[Morgan Joseph Letterhead]

October 1, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Acceleration of Effective Date of
          Registration Statement on Form S-1/A (Amendment No. 8) of
          Inter-Atlantic Financial, Inc.
          SEC File No. 333-140690, filed on October 1, 2007

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Morgan Joseph & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on October 2, 2007, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)  Date of preliminary prospectus: September 24, 2007

(ii)  Dates of distribution: September 24, 2007 — October 1, 2007

(iii)  Number of prospective underwriters to whom the preliminary prospectus was furnished: 14

(iv)  Number of prospectuses so distributed: approximately 1,000

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

/s/ David Driscoll
Name: David Driscoll
Title: Managing Director